EXHIBIT 11

Statement Re: Computation of Per Share Earnings

CARROLLTON BANCORP

	Three Months Ended March 31
	2003	2002

Average shares outstanding	2,821,757	2,835,354

Net income	349,245	325,522

Divide by average shares outstanding - basic	2,821,757	2,835,675

Earnings per share - basic	$0.12	$0.11

Divide by average shares outstanding - diluted	2,827,027	2,841,041

Earnings per share - diluted	$0.12	$0.11